

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

January 20, 2010

<u>Via U.S. Mail</u>

Robert L. Evans
President and Chief Executive Officer
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

      Re: Churchill Downs Incorporated
               Registration Statement on Form S-4
               Filed December 24, 2009
               File No. 333-164008

Dear Mr. Evans:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. Please send us copies of the board books and any other materials provided by the financial advisor to assist the Board of Directors in evaluating the transaction. Also, provide us a copy of the engagement letter.

2. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

3. We suggest including a toll free number for shareholders to call prior to their vote so that they may have merger consideration information as of a most recent practicable date. In addition, please disclose an estimate of the time period you feel will lapse between the vote and closing of the merger.

4. Please explain industry terms the first instance that they are used, such as the term "totalizator."

Cover Page

5. Please revise to clearly disclose that the amount of consideration to be received in cash and stock will not be known at the time that the vote occurs because the consideration is subject to adjustment.

Questions and Answers Regarding the Special Meeting of Youbet Stockholders, page 1

6. Please include a question and answer regarding what happens if the merger is not consummated.

Summary, page 5

Effects of the Merger; Merger Consideration, page 7

7. We note that the merger consideration is subject to adjustment to ensure that the merger does not require Churchill Downs Incorporated (CDI) to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately before the effective time of the merger. Revise to disclose how you will calculate the adjustment to the merger consideration.

8. Clarify that the exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the special meeting or merger effective date.

9. Please disclose how CDI will finance the merger consideration. Please revise the disclosure here and throughout your document – particularly the risk factors, to disclose:

- The source, or anticipated source, of your financing;
- The interest rate, and interest rate formula; for each debt facility;
- The amount of fees and expenses associated with the borrowings;
- The anticipated cash interest and principal interest on an annualized basis for the next several years;
- The amount of cash flows available to the company to make these payments;
- A discussion of the security used for the financing;
- A description of material debt covenants; and
- Other material and relevant information, if any.

Interests of Youbet's Directors and Executive Officers in the Merger, page 8

10. Please quantify all benefits to affiliates arising from the transactions contemplated. In this regard, disclose the aggregate amounts to be paid to the directors and executive officers of Youbet as a result of the merger. We suggest a table format.

Litigation, page 11

11. Provide us with copies of the complaints in the litigation actions related to the merger agreement discussed here.

Certain Material United States Federal Income Tax Consequences, page 13

12. Consider disclosing the price CDI stock would have to reach in order for the merger not to qualify as a reorganization.

Risk Factors, page 23

<u>Directors and executive officers of Youbet have interests that may be different from, or in addition to, the interests of Youbet stockholders, page 27</u>

13. Describe and quantify the benefits to insiders.

<u>Risks Relating to CDI, page 29</u>

14. Refer to the second through fourth sentences of the first paragraph. Please remove the inference that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

<u>CDI depends on agreements with its horsemen, page 36</u>

15. If any of the horsemen agreements are up for renewal in the next twelve months, please identify.

<u>The refusal by horsemen's groups to approve content agreements, page 41</u>

16. Briefly disclose and quantify the effect that the refusal by Thoroughbred Horsemen's Group to approve agreements for distribution of ADW content had on Youbet's operations for 2008.

<u>The Merger, page 54</u>
<u>Background of the Merger, page 54</u>

17. We note that in early September 2008 various parties from CDI and Youbet met to discuss a potential combination. Please revise to clarify who initiated this contact or negotiation.

18. Refer to the last paragraph on page 60. Disclose the number of Potentially Interested International Gaming Companies that Youbet's management had in-person meetings with regarding a potential transaction.

19. We note that in June and July of 2009 Moelis and Youbet's management contacted and engaged in discussions with third parties. Briefly summarize the types of parties contacted.

20. On page 65, we note that CDI submitted an initial offer to Youbet with an implied value of approximately $3.01 per share in aggregate consideration. We further note that Bidder B submitted a preliminary proposal on September 30, 2009 to

acquire Youbet in a cash transaction ranging from $2.70 to $3.24 per share of Youbet common stock. As Bidder B's terms were proposed and may be competitive with CDI's bid, revise to disclose the identity of Bidder B.

Recommendation of the Youbet Board of Directors and Its Reasons for the Merger, page 72

21. The list on page 72 is of potential benefits, risks, and uncertainties. Please revise so that the first list contains factors that support the merger; the second, factors that weigh against it.

Opinion of Youbet's Financial Advisor, page 74

22. Discuss also whether the opinion considers the adjustment mechanism to the merger consideration price.

Financial Analyses, page 76

23. Refer to the last sentence of the first paragraph on page 77. We note that Moelis did not form a conclusion as to whether any individual analysis supported or failed to support its opinion. Please revise to explain how Moelis can give a fairness opinion without expressing an opinion as to how each individual analysis supported or failed to support its opinion.

Comparable Public Companies Analysis, page 78

24. Please disclose how the selected companies compared with Youbet in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Other Information, page 82

25. Compare the disclosure in the last sentence of the last paragraph on page 82 with the disclosure on page 57 which states that Moelis had not previously represented Youbet. Revise to explain the inconsistency. Additionally, revise to further describe and quantify any fees paid relating to, any material relationship that existed during the past two years between CDI, Youbet and Moelis. Refer to Item 4(b) of Form S-4 and Rule 1015(b) of Regulation M-A.

Management Projections, page 83

26. Refer to the last sentence of the first paragraph on page 83. Revise to remove the disclaimer of accuracy.

27. We note your disclosure that "The unaudited prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the {*AICPA}* for preparation and presentation of prospective financial information." As such projections do not comply with published guidelines, please consider deleting this information from the filing, or revising to comply with the published guidelines. We may have additional comment after review of your response.

Bonuses to be Paid in Connection with the Merger, page 93

28. Please either disclose the bonus Youbet's CFO will get or revise to explain why it is necessary such information not be shared with Youbet's shareholders prior to the vote.

Acceleration of Executive Officer and Director Options, page 93

29. If any executive officers and directors were granted stock options in connection with the merger, please disclose.

The Merger Agreement, page 94

30. We note your italicized disclosure in the third paragraph preceding the description of the merger agreement on page 94. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate or confirm that there are no changes.

Unaudited Pro Forma Condensed Combined Financial Information, page 116

31. Please expand the disclosure in the last paragraph to also discuss the consideration given to the bonus entitled to be received by Youbet's Chief Financial Officer in connection with the merger at the discretion of Youbet's Compensation Committee. Disclose the amount involved, if material. Reference is made to the disclosure on page 93 under the heading "Bonuses to be Paid in Connection with the Merger."

Note 4. Estimate of Consideration Expected to be Transferred, page 122

32. Expand the narrative information in footnote (1) to the table to disclose the
weighted average exercise price of Youbet stock options used in your
computation. Separately, explain in the introductory section of the pro forma
financial statements the reason why the date of December 18, 2009 is being used
for the closing price of CDI common stock in your computations, and not some
other determinable date.

Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 123

33. Refer to the discussion paragraphs of Intangible Assets. We note your use of
third-party valuation advisors in determining the preliminary values assigned to
the intangible assets. As it appears you have relied on the results of the third-
party's valuation, the third party should be identified in the Form S-4 and their
consent is required to be filed under Exhibit 23. See Rule 436 of Regulation C
and Item 610(b)(23) of Regulation S-K. Alternatively, you may delete all
references to the third party or you can instead accept responsibility for such
valuation while indicating that you considered the report of a third-party valuation
firm. For additional guidance, please refer to Question 141.02 of the Compliance
and Disclosure Interpretations ("C&DI"s) on Securities Act Sections, which can
be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please revise
to clarify the nature and extent of the third party's involvement and management's
reliance on the work of the third-party valuation firm.

Note 6. Adjustments to Unaudited Pro Forma…Balance Sheet, page 125

34. Expand your narrative disclosure under footnote (H) or either in the penultimate
paragraph in the introductory section on page 117 to disclose the terms of your
current revolving credit facility, such as the total amount available, the amount
outstanding at the most recent balance sheet date and the expiration date. Also,
state whether the available amount under the amended credit facility will remain
the same or be revised for any increase or decrease, and clarify that you intend to
borrow only the amount disclosed in Note 6(A) to finance the acquisition.

Note 7. Adjustments to Unaudited Pro Forma…Statements of Net Earnings, page 128

35. Refer to footnote (D). Please provide us with your detailed computations for the
line items "Additional interest expense related…credit facility" and
"Amortization of deferred finance fees…credit facility" for each period presented.
In this regard, it is unclear as to how you arrived at the amounts shown for the
nine months ended September 30, 2009 and the year ended December 31, 2008.
Please advise and consider providing additional disclosure as to the amounts
computed.

36. Refer to the Note (1) narrative disclosure on pages 119 and 120 pertaining to pro forma basic and diluted earnings per share. Please consider providing a tabular disclosure as to how you computed the 2,688 common shares to be issued in the merger. Alternatively, you may choose to include this additional information in the table of Note 4.

Annex B

37. Please remove the phrase "or used or relied upon for any other purpose" in the first sentence of the third full paragraph on the second page of the fairness opinion. Please note that public documents cannot be restricted as to use.

Exhibit 5.1

38. Please have counsel confirm its understanding that the Kentucky Business Corporation Act includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

39. Please revise to clarify, if true, that the Rights are binding and enforceable obligations.

40. Please revise the last paragraph of your opinion to consent to the use of counsel's name under the caption "Legal Matters" in the registration statement.

Exhibit 8.1

41. Since it appears you are using a short form opinion, please revise (iii) in the fourth paragraph on page three to clarify that the discussion in the prospectus is your opinion. Make a similar change in the discussion in the prospectus.

42. Please have counsel remove the first sentence of the last paragraph on the second page and the first sentence of the third full paragraph on the third page of the opinion or provide an opinion dated as of the effective date.

43. Revise the second full paragraph on page 3 of the opinion to remove the second sentence as investors are entitled to rely on the opinion.

44. Please have counsel remove the last sentence of the opinion.

Exhibit 8.2

45. Since you are providing a short-form tax opinion, please revise (iii) in the fourth paragraph on page three to clarify that the discussion in the prospectus is your opinion and revise the prospectus to make the same point.

46. Revise the first full paragraph on page 3 of the opinion to remove the second sentence as investors are entitled to rely on the opinion.

47. Please have counsel remove the last sentence of the opinion.

Other

Age of Financial Statements

48. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents

49. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: *via facsimile (312) 853-7036*
        Brian J. Fahrney, Esq.
        Matthew G. McQueen, Esq.
        Sidley Austin LLP